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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             Inefficient Market Fund
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    456613108
             ------------------------------------------------------
                                 (CUSIP Number)

                               Walter R. Stevenson
                          Stevenson Capital Management
                         2420 Sand Hill Road, Suite 101
                              Menlo Park, CA 94025
                                 (415) 854-6210
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (continued on following pages)
                               (Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------------------------------------                -------------------------------
CUSIP NO.  456613108                                                       Page  2  of  8  Pages
-----------------------------------------------------------                -------------------------------

---------- -----------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Stevenson Capital Management
                   S.S. No.:  ###-##-####
---------- -----------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [X]
                                                                                                   (b) [ ]
---------- -----------------------------------------------------------------------------------------------
    3      SEC USE ONLY
---------- -----------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                   00, PF
---------- -----------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [  ]
                   Not applicable.
---------- -----------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
---------- -----------------------------------------------------------------------------------------------
                                          7      SOLE VOTING POWER
                                                     1,022,500
             NUMBER OF                 --------- ---------------------------------------------------------
              SHARES                      8      SHARED VOTING POWER
            BENEFICIALLY                             None.
           OWNED BY EACH               --------- ---------------------------------------------------------
             REPORTING                    9      SOLE DISPOSITIVE POWER
              PERSON                                 1,022,500
               WITH                    --------- ---------------------------------------------------------
                                          10     SHARED DISPOSITIVE POWER
                                                     None.
---------- -----------------------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,022,500
---------- -----------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     [  ]
                Not applicable.
---------- -----------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                23.8 percent
---------- -----------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
                IA
---------- -----------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                                  SCHEDULE 13D

--------------------------                            --------------------------
CUSIP No.    456613108                                  Page   3   of  8   Pages
--------------------------                            --------------------------


Item 1.      Security and Issuer.

             This filing relates to the Common Stock of Inefficient Market Fund (the "Issuer"). The address of the Issuer's principal executive office is 388 Greenwich Street, 22nd Floor, New York, New York 10013.

Item 2.      Identity and Background.

             This statement is being filed by Stevenson Capital Management, the sole proprietorship of Walter R. Stevenson. Walter R. Stevenson is a resident of California and a citizen of the United States. The principal business of Stevenson Capital Management is the provision of investment advisory services. The address of its principal business and the address of its principal office is 2420 Sand Hill Road, Suite 101, Menlo Park, California 94025. Stevenson Capital Management has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Stevenson Capital Management has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not as a result of any such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds and Other Consideration.

             All funds used to purchase the Common Stock of the Issuer have been client funds managed by Stevenson Capital Management and personal funds of Walter R. Stevenson.

Item 4.      Purpose of the Transaction.

             Stevenson Capital Management believes it is a member of a group with Bowling Portfolio Management and David E. Ware & Associates, Incorporated. Each member of the group is registered as an investment adviser pursuant to
Section 203 of the Investment Advisors Act of 1940.

             The group may take various actions in an effort to enhance the value of its members' investments in the Issuer. These actions may include: proxy solicitations for shareholder approval of certain proposals, including but not limited to dividend policies and the conversion to an open-ended structure; the solicitation and addition

                                  SCHEDULE 13D

--------------------------                            --------------------------
CUSIP No.    456613108                                  Page   4   of  8   Pages
--------------------------                            --------------------------


of other members to the group; the formation of other groups; meetings and other communications with management of the Issuer; and any other actions deemed useful by members of the group in enhancing shareholder value. The group may include other members after the date of this filing.

             Members of the group other than Stevenson Capital Management may not take the position that a group has been formed for purposes of Rule 13d-1 and, therefore, may not make a filing pursuant to Rule 13d-1(b)(3).

Item 5.      Interest in Securities of the Issuer.

                                                  =============================================
                                                      Power to Vote         Power to Dispose
                    ===========================================================================
                    No. of Shares
                     Beneficially    Percentage
                       Owned          of Class       Sole      Shared       Sole      Shared
==================-----------------------------------------------------------------------------
Stevenson
Capital
Management           1,022,500          23.8      1,022,500             1,022,500
-----------------------------------------------------------------------------------------------
Bowling
Portfolio
Management             390,200           9.1                  390,200     390,200
-----------------------------------------------------------------------------------------------
David E. Ware &
Associates,
Incorporated           257,300           6.0                  257,300     257,300
===============================================================================================

             (c) The trading dates, number of shares purchased or sold and price per share for all transactions by Stevenson Capital Management during the past 60 days are set forth on Schedule A hereto. All such transactions were open market transactions and were effected on the American Stock Exchange. No other transactions were effected by Stevenson Capital Management during such period. Transaction information from other members of the group was not available to Stevenson Capital Management.

             (d) Stevenson Capital Management has purchased the Common Stock of the Issuer on behalf of its investment advisory clients, and those clients have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of such Common Stock.

                                  SCHEDULE 13D

--------------------------                            --------------------------
CUSIP No.    456613108                                  Page   5   of  8   Pages
--------------------------                            --------------------------


             (e)  Not applicable.

Item 6.      Contracts,   Arrangements,  Understandings  or  Relationships  with
             Respect to Securities of the Issuer.

             Except for periodic communications among the members of the group identified in Item 4 solely for the purposes described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.      Material to be Filed as Exhibits.

             Not applicable.

SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 4, 1996



STEVENSON CAPITAL MANAGEMENT



By:  /s/ Walter R. Stevenson
    -------------------------------------------
         Walter R. Stevenson, Proprietor

                                   Schedule A

                      Transactions Within the Last 60 Days

================================================================================================================
          Party                            No. of Shares Bought                       Type of Transaction
(same for all transactions)        Date         (Sold)           Price Per Share  (same for all transactions)
================================================================================================================
Stevenson Capital               08/01/96          500                 10.25             Broker/AMEX
Management
----------------------------------------------------------------------------------------------------------------
                                08/02/96        3,800                 10.50
----------------------------------------------------------------------------------------------------------------
                                08/02/96        2,600                 10.50
----------------------------------------------------------------------------------------------------------------
                                08/02/96        1,000                 10.50
----------------------------------------------------------------------------------------------------------------
                                08/02/96        1,000                 10.50
----------------------------------------------------------------------------------------------------------------
                                08/05/96          100                 10.50
----------------------------------------------------------------------------------------------------------------
                                08/08/96        2,000                 10.50
----------------------------------------------------------------------------------------------------------------
                                08/08/96        2,500                 10.50
----------------------------------------------------------------------------------------------------------------
                                08/08/96        2,000                 10.63
----------------------------------------------------------------------------------------------------------------
                                08/08/96        2,500                 10.63
----------------------------------------------------------------------------------------------------------------
                                08/09/96        3,000                 10.63
----------------------------------------------------------------------------------------------------------------
                                08/12/96        2,500                 10.63
----------------------------------------------------------------------------------------------------------------
                                08/16/96          100                 10.62
----------------------------------------------------------------------------------------------------------------
                                08/21/96        6,500                 10.63
----------------------------------------------------------------------------------------------------------------
                                08/21/96        2,000                 10.75
----------------------------------------------------------------------------------------------------------------
                                08/21/96       10,000                 10.75
----------------------------------------------------------------------------------------------------------------


================================================================================================================
          Party                            No. of Shares Bought                       Type of Transaction
(same for all transactions)        Date         (Sold)           Price Per Share  (same for all transactions)
================================================================================================================

----------------------------------------------------------------------------------------------------------------
                                08/22/96          300                 10.63
----------------------------------------------------------------------------------------------------------------
                                08/26/96          600                 10.63
----------------------------------------------------------------------------------------------------------------
                                08/27/96        1,400                 10.63
----------------------------------------------------------------------------------------------------------------
                                08/27/96        1,800                 10.75
----------------------------------------------------------------------------------------------------------------
                                08/29/96        3,800                 10.62
----------------------------------------------------------------------------------------------------------------
                                08/30/96        1,200                 10.62
----------------------------------------------------------------------------------------------------------------
                                09/06/96          600                 10.62
----------------------------------------------------------------------------------------------------------------
                                09/10/96        9,400                 10.87
----------------------------------------------------------------------------------------------------------------
                                09/10/96        3,000                 10.87
----------------------------------------------------------------------------------------------------------------
                                09/10/96        2,000                 10.87
----------------------------------------------------------------------------------------------------------------
                                09/10/96        1,900                 10.75
----------------------------------------------------------------------------------------------------------------
                                09/11/96        1,800                 10.75
----------------------------------------------------------------------------------------------------------------
                                09/11/96        2,100                 10.75
----------------------------------------------------------------------------------------------------------------
                                09/11/96        4,800                 10.75
----------------------------------------------------------------------------------------------------------------
                                09/11/96        1,500                 10.75
----------------------------------------------------------------------------------------------------------------
                                09/11/96        4,000                 10.75
----------------------------------------------------------------------------------------------------------------
                                09/12/96        1,500                 10.87
----------------------------------------------------------------------------------------------------------------
                                09/12/96        5,000                 10.75
----------------------------------------------------------------------------------------------------------------
                                09/12/96        1,200                 10.75
----------------------------------------------------------------------------------------------------------------
                                09/12/96        2,500                 10.75
----------------------------------------------------------------------------------------------------------------


================================================================================================================
          Party                            No. of Shares Bought                       Type of Transaction
(same for all transactions)        Date         (Sold)           Price Per Share  (same for all transactions)
================================================================================================================
----------------------------------------------------------------------------------------------------------------
                                09/12/96        1,500                 10.75
----------------------------------------------------------------------------------------------------------------
                                09/12/96        1,800                 10.75
----------------------------------------------------------------------------------------------------------------
                                09/12/96        2,000                 10.75
----------------------------------------------------------------------------------------------------------------
                                09/12/96        2,200                 10.75
----------------------------------------------------------------------------------------------------------------
                                09/12/96       11,000                 10.75
----------------------------------------------------------------------------------------------------------------
                                09/12/96        6,000                 10.75
----------------------------------------------------------------------------------------------------------------
                                09/18/96        2,000                 11.25
----------------------------------------------------------------------------------------------------------------
                                09/18/96        4,800                 11.25
----------------------------------------------------------------------------------------------------------------
                                09/19/96        6,000                 10.75
----------------------------------------------------------------------------------------------------------------
                                09/20/96        3,500                 11.25
----------------------------------------------------------------------------------------------------------------
                                09/20/96       12,000                 11.25
----------------------------------------------------------------------------------------------------------------
                                09/20/96        4,500                 11.25
----------------------------------------------------------------------------------------------------------------
                                09/26/96          400                 11.13
----------------------------------------------------------------------------------------------------------------
                                09/26/96          400                 11.13
----------------------------------------------------------------------------------------------------------------
                                09/27/96        2,500                 11.13
================================================================================================================